Exhibit 99.7

PRESS RELEASE

Iraq: TotalEnergies Launches the Construction of the Final Two Major Projects of the GGIP

▪	Ratawi field’s full field development will increase production to 210,000 barrels per day (bpd) with no routine flaring.
▪	The Common Seawater Supply Project (CSSP) with a 5 Mbpd capacity will help preserve the country’s freshwater resources.
▪	Following the start of construction of the 300 Mcf/d gas treatment plant and the 1 GWac solar facility at the beginning of this year, all parts of the multi-energy GGIP project are now in their execution phase.
▪	Already 2,700 workers, out of which 2,000 Iraqis, are mobilized on the ground and around 7,000 Iraqi workers will be mobilized at the peak of the construction.

Baghdad, September 15, 2025 – Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, and His Excellency Saad Sherida Al-Kaabi, Qatari Minister of State for Energy Affairs, President and Chief Executive Officer of QatarEnergy, met on Sunday, 14th of September in Baghdad with His Excellency Mohammed Shia al-Sudani, Prime Minister of the Republic of Iraq, and His Excellency Hayan Abulghani, Minister of Oil and Deputy Prime Minister, to announce the start of construction of the Common Seawater Supply Project (CSSP) and the full field development of the Ratawi oil field.

These are the two last major contracts of the Gas Growth Integrated Project (GGIP), led by TotalEnergies (45%, operator) alongside its partners Basra Oil Company (30%), and QatarEnergy (25%).

With these signatures, all four parts (natural gas, solar, oil, water) of the GGIP are now in execution phase. The GGIP, a showcase project for TotalEnergies’ multi-energy strategy, aims to sustainably develop Iraq’s natural resources to improve the country’s electricity supply while contributing to its energy independence and reducing its greenhouse gas emissions.

The seawater treatment plant, a key infrastructure to preserving the country’s water resources

The CSSP will be built on the coast near the town of Um Qasr. It will process and transport 5 million barrels of seawater per day to the main oil fields in southern Iraq.

Treated seawater will be substituted for the freshwater currently taken from the Tigris, Euphrates, and aquifers to maintain pressure in the oil wells. The project will therefore help alleviate water stress in the region and is expected to free up to 250,000 cubic meters of freshwater per day for irrigation and local agriculture needs.

Ongoing redevelopment of the Ratawi field, one of Iraq’s lowest-emission oil sites

The Ratawi redevelopment was launched in September 2023. Phase 1 aims to increase production to 120,000 bpd and is expected to come on stream by early 2026.

The launch of phase 2 (full field development) will enable to increase production to 210,000 bpd starting in 2028 with no routine flaring.

All 160 Mcf/d of associated gas produced every day will be fully processed thanks to the 300 Mcf/d Gas Midstream Project (GMP), whose construction began early 2025. The GMP, which will also treat previously flared gas from two other fields in southern Iraq, will deliver processed gas into the national grid where it will fuel power plants with a production capacity of approximately 1.5 GW, providing electricity to 1.5 million Iraqi households. An Early Production facility to process 50 Mcf/d of associated gas will start early 2026 together with the Ratawi phase 1 oil production.

“We are delighted today to award the two final contracts of the Gas Growth Integrated Project, in particular the seawater treatment plant which has been long awaited by the oil industry in Iraq. In less than 2 years since the GGIP effective date in August 2023, TotalEnergies and its partners have fully executed their commitment towards the people of Iraq and launched all projects included in the multienergy GGIP projet, the best showcase of TotalEnergies transition strategy. All these projects will bring a significant contribution to the Iraq economy and employ during the construction phase 7,000 Iraqi nationals.,” declared Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. “Furthermore, I am proud to confirm that the first phase of the associated gas, oil and solar projects will start-up as soon as early 2026.”

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About the Gas Growth Integrated Project in Iraq

In 2023, TotalEnergies launched the multi-energy Gas Growth Integrated Project (GGIP) in Iraq. The GGIP is designed to enhance the development of Iraq’s natural resources to improve the country’s electricity supply. This 4-in-1 project comprises the recovery of gas that is currently flared at three oil fields in southern Iraq to supply electric power plants, the redevelopment of the Ratawi oil field, the construction of a 1 GWac (1.25GWp) solar farm and of a seawater treatment plant.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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